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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

KV PHARMACEUTICAL COMPANY

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

482740107

(Cusip Number)

July 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 482740107

1.	Name of Reporting Person: EARNEST Partners, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group: Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: State of Georgia

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 842,402

		6.	Shared Voting Power: 161,385

		7.	Sole Dispositive Power: 1,097,687

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,097,687

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: Not Applicable

11.	Percent of Class Represented by Amount in Row (9): 10.4%

12.	Type of Reporting Person: IA

2

Item 1.

(a)	Name of Issuer KV Pharmaceutical Company

(b)	Address of Issuer’s Principal Executive Offices 2503 South Hanley Road, St. Louis, Missouri 63144

Item 2.

(a)	Name of Person Filing EARNEST Partners, LLC

(b)	Address of Principal Business Office or, if none, Residence 75 Fourteenth Street, Suite 2300, Atlanta, Georgia 30309

(c)	Citizenship State of Georgia

(d)	Title of Class of Securities Class B Common Stock

(e)	CUSIP Number 482740107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[X] An investment adviser in accordance with§§240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F); (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G); (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,097,687

(b)	Percent of class: 10.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 842,402

(ii)	Shared power to vote or to direct the vote 161,385

(iii)	Sole power to dispose or to direct the disposition of 1,097,687

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. EARNEST Partners, LLC is filing as an investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E). No EARNEST Partners, LLC client’s interest relates to more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. Not Applicable

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant toss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant toss.240.13d-1(c) orss.240.13d-1(d), attach an exhibit stating the identity of each member of the group. Not Applicable

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5. Not Applicable

Item 10. Certification

     (a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2004

Date

James M. Wilson

Signature

James M. Wilson, Chief Administrative & Compliance Officer

Name/Title